SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 15, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________

SIGNATURES
METSO TO DELIVER A BOARD MACHINE TO TONIC EMBALLAGE IN ALGERIA

SIGNATURES

Date September 15, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO DELIVER A BOARD MACHINE TO TONIC EMBALLAGE IN ALGERIA

(Helsinki, Finland, September 15, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area, Metso Paper, and automation and control technology business area, Metso Automation, will supply a board machine designed for the manufacture of high quality recycled packaging grades to Tonic Emballage Sarl in Bou-Ismail, Algeria. The machine will start up in mid 2005. The value of the order is EUR 24 million.

In addition to the 3.0-meter wide machine, Metso will supply a control and management system for the machine. The design speed of the machine is 900 m/min, and it will produce two-ply fluting, test liner and white top test liner (WTTL) in basis weight ranges of 80 – 180 g/m2.

Tonic Emballage, located in the Algiers area, is one of the largest producers of paper and board products in Algeria. In 2003 the group ordered a new tissue machine from Metso Paper which is under construction in the same area.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For further information please contact:

Mauro Almici, Sales Manager, Metso Paper, Board Business Line, tel. +39 031 518 111, mobile +39 335 6136337
Tapani Nyman, Area Vice President, Sales, Metso Paper, Board Business Line, tel. +358 204 82 180, mobile +39 358 400 250 461
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.